Exhibit 99.120

Gunnison Copper Accelerates District-Wide Drill Program, Preparing for Six-Rig Expansion and Upcoming Preliminary Metallurgical Results

Two drill rigs active on site, metallurgical drilling at the Gunnison deposit completed and sent to lab for analysis, new core shed nearing completion, and expansion to six drill rigs in September

Phoenix, Arizona—(Newsfile Corp. - August 17, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to provide an update on its previously announced 2026 district-wide drill program, which is designed to support metallurgical optimization, resource expansion and resource conversion across the Gunnison Copper Project in Arizona.

Two drill rigs are currently active on site, with the initial phase of metallurgical drilling at the Gunnison deposit now complete. Core samples have been collected and submitted to independent laboratories for analysis and will support the Company’s ongoing metallurgical optimization program. Metallurgical drilling has now commenced at the Strong & Harris deposit. The Company has also initiated and expanded its column leach testing program, with 68 of the now planned 405 tests (previously 270 tests) currently in process. The metallurgical test program now also includes 63 flotation tests for recovery of copper, zinc, and silver contained in sulfide ores to assess a flotation approach option for the sulfide zones.

Drilling Program Progress

Drill Plan	Plan			Complete
	Feet	Meters	Holes	Feet	Meters	Holes	%
Metallurgical Optimization*	26,200	7,974	28	7,950	2,420	7	30
Resource Expansion and In-fill	92,800	28,243	84	0	0	0	0
Exploration	19,000	5,783	8	0	0	0	0
Sub Totals	138,000	42,000	120	7,950	2,420	7

*100% of Gunnison metallurgical drilling complete. Remainder of metallurgical drilling is for the Strong & Harris deposit.

Construction of Gunnison’s new core logging and storage facility is also progressing well and is expected to be completed by September. With the new core shed nearing completion, the Company expects to increase from two to six drill rigs in September as it accelerates the next phase of the program. The expanded campaign will continue to advance key objectives at Gunnison and Strong & Harris, including:

●	Metallurgical optimization through comprehensive test work;
●	Resource expansion by testing extensions of known mineralization and identifying new mineralized zones;
●	Resource conversion by upgrading inferred resources toward measured and indicated classifications; and
●	Further defining the broader district-scale mineralized system, including potential for discovery of additional undercover carbonate replacement deposits like Strong & Harris

The 2026 drill program is expected to include up to 120 drill holes totaling approximately 138,000 feet (42,000 meters) and represents an investment of over US$15 million. The program also includes:

●	Metallurgical work includes up to 36 drill holes totaling approximately 33,000 feet (10,000 meters) and up to 405 column leach tests, as well as 63 flotation tests for recoveries of copper, zinc, and silver from sulfide copper ores using a flotation approach, over the next 12 months.
●	Resource expansion and conversion drilling includes up to 84 drill holes totaling approximately 105,000 feet (32,000 meters) across the Gunnison and Strong & Harris deposits.

The Company currently expects to publish preliminary results from the 2026 district-wide drill program in the fourth quarter of 2026, with full results anticipated in mid 2027.

Craig Hallworth, President and CEO of Gunnison Copper, commented:

“We are pleased with the progress made during the first phase of our district-wide drilling program. Completing the initial metallurgical drilling at Gunnison and advancing work at Strong & Harris are important milestones as we continue to optimize the project and unlock additional value across the district. With six drill rigs expected to be operating in September, we’ll significantly increase the pace of drilling as we begin an exciting phase focused on expanding and upgrading the resource base. We believe the district offers exceptional potential to add additional mineral resources, as well as the possibility of recovering payable zinc and silver byproduct credits, and we look forward to sharing preliminary results as they become available later this year.”

Craig Hallworth, President & CEO, and Matt Bingham, SVP of Permitting and External Affairs Inspect

 Drill Rigs Active at the Gunnison Deposit (June 26, 2026)

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/2744/309851_gunnison260626139959.jpg

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and is responsible for the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; (vii) the details and timelines associated with the Company’s PFS work program; (viii) the expected results of the Company’s PFS work program; and (ix) the approval of the certification documents for the 48C tax credits.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/309851